FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June, 2018

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F            ☒            Form 40-F            ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes          ☐          No         ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 ]

NATIONAL BANK OF GREECE S.A.

ANNOUNCEMENT

Athens, 08/06/2018

National Bank of Greece S.A. (NBG) informs investors that, with regard to the divestment process of Ethniki Hellenic General Insurance S.A., it has received and will examine a binding offer from the Chinese Group of companies Gongbao.

NBG’s primary objective is that the procedure takes place in full compliance with the terms of the European Restructuring Plan and with the sole purpose of safeguarding the interests of its clients, shareholders and employees.

The historic values and the important role of NBG Group in the stability of the Greek financial system impose the examination of all best possible solutions, including the procedure of an International Public Offering.

In this context, the National Bank of Greece cooperates closely with all involved parties and particularly DG Comp, the Bank of Greece and the Hellenic Financial Stability Fund.

NBG will inform investors of any future material developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos

(Registrant)

Date: June 11th, 2018

Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: June 11th, 2018

Director, Financial Division